Exhibit 99.1

Silicon Motion Announces Annual Dividend Increase

TAIPEI, Taiwan and MILPITAS, Calif., October 16, 2026 –Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices, announces today its annual cash dividend of $2.30 per ADS, a 15% increase from the $2.00 per ADS declared in 2025.

Following three years of strong financial performance, the Board has decided to increase its annual dividend payment to $2.30 per ADS1,2 which will be paid in four quarterly installments of $0.575 per ADS3 according to the following anticipated record and payment dates:

Record Date	Payment Date
November 5, 2026	November 19, 2026
February 16, 2027	February 26, 2027
May 6, 2027	May 21, 2027
August 5, 2027	August 19, 2027

The Company’s depository bank’s DR books will be closed for issuance and cancellation on each of the record dates.

“Since we have significantly increased our revenue and profitability, and our business outlook remains strong and on track for a record results this year, our Board has decided to increase our annual dividend,” said Wallace Kou, President and CEO of Silicon Motion.

The payment of the annual dividend to be paid in quarterly installments will be made according to the anticipated record and payment dates unless subsequently changed by the Board. The declaration and payment of future cash dividends is subject to the Board’s continuing determination that the payment of dividends is in the best interests of the Company’s shareholders and is in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

[1]	One ADS is equivalent to four ordinary shares.
[2]	$2.30 per ADS is equivalent to $0.575 per ordinary share.
[3]	$0.575 per ADS is equivalent to $0.14375 per ordinary share.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customers’ businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customers’ business taking into account the ongoing U.S.-China tariffs and trade disputes; other factors beyond our control such as natural disasters, terrorism, civil unrest, war, including conflicts in the Middle East, threats to the Strait of Hormuz and global energy supply routes, and the ongoing Russia-Ukraine War, and pandemics, epidemics and other health emergencies; the continuing tensions between Taiwan and China, including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our Board of Directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; the risk that the anticipated benefits from our PCIe 5 controller products, including higher average selling prices, may not be maintained or may be less than expected; the risk that our anticipated market share gains across our product lines and penetration of enterprise end markets may not materialize as expected or on the anticipated timeline; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Investor Contact:	Investor Contact:

Tom Sepenzis	Selina Hsieh
Vice President of Investor Relations & Strategy	Investor Relations
E-mail: tsepenzis@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Minnie Lin
Director of Marketing Communication Department
E-mail: minnie.lin@siliconmotion.com